Companhia Enérgetica de Minas Gerais — CEMIG

July 27, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Yolanda Guobadia
Staff Accountant

Re: Companhia Energética de Minas Gerais – CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed May 16, 2023
File No. 1-15224

Dear Ms. Guobadia:

Set forth below, please find our response to your letter dated July 14, 2023 relating to CEMIG’s Form 20-F for the year ended December 31, 2022 (the “Form 20-F”). To assist in the Staff’s review of our response, we precede our response with the text (in bold type) of the comment as stated in your letter. We believe that we have replied to your comment in full. As requested, this letter is being filed on EDGAR as correspondence.

Form 20-F for Fiscal Year Ended December 31, 2022

Exhibits 13.1 and 13.2

Certification Pursuant to 18 U.S.C. Section 1350, page 1

1.     We note that the certifications provided by your Chief Executive Officer and Chief Officer for Finance and Investor Relations at Exhibits 13.1 and 13.2 reference your Form 20-F for the fiscal year ended December 31, 2021, rather than your Form 20-F for the fiscal year ended December 31, 2022.

Please file an amendment to your Form 20-F to provide the certifications required by Rule 13a-14(b) of Regulation 13A, applicable via Instruction 13 to Item 19 of Form 20-F. This should include the entire periodic report, an explanatory note and updated signature page.

CEMIG advises the staff that it has filed, on the date hereof, an amendment to its Form 20-F, including the certifications required by Rule 13a-14(b) of Regulation 13A, with an updated reference to fiscal year ended December 31, 2022. The amendment includes the entire periodic report, an explanatory note and updated signature page.

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Should you have any questions about the response in this letter, kindly contact the undersigned at +55 11 3506-5024 or our outside counsel, Steven Sandretto at (212) 801-9243.

Very truly yours,

/s/ Leonardo George de Magalhães
Leonardo George de Magalhães
Chief Officer for Finance and Investor Relations

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